

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Nick King
Chief Executive Officer
VV Markets LLC
1717 E. Cary St.
Richmond, VA, 23223

VV Markets LLC

Re: VV Markets LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 14
Filed September 5, 2023
File No. 024-11306

Dear Nick King:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 14 to Offering Statement on Form 1-A filed September 5, 2023

General

1. Please revise to reconcile statements throughout the filing related to whether offering expenses will be reimbursed. In this regard, we note, as examples only, on pages iv, 35, and 43 you disclose that the Manager has assumed and will not be reimbursed for offering expenses. However, on pages 4, 138, and F-35, you indicate that the Manager may be reimbursed for the offering expenses.

2. We note the exhibit 6.102 of a Purchase Agreement with Purchase Orders between VV Markets, LLC and Vinvesto, Inc. for the various underlying assets. However, this exhibit does not appear to include receipts from all initial asset sellers, including purchases

acquired from Uncorked. Please revise this exhibit to include receipts from all of the initial asset sellers, equaling the total consideration amount.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson, Esq.